

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC
250 Park Avenue
7th Floor
New York, NY 10177

> **Re: Codorus Valley Bancorp, Inc.**
> **PREN14A filed by Driver Management Company LLC et al.**
> **Filed March 21, 2022**
> **File No. 000-15536**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREN14A filed March 21, 2022

Letter to Shareholders, page 2

1. We note the statement on page 2 that the Company was forced to "charge of" the loan related to the Ferrari. Please clarify.

Preliminary Proxy Statement, page 5

2. On page 5, please change the wording of items 2 through 4, and/or the sentence that precedes the list of items, so as to avoid the impression that you are seeking authority to vote in favor of Proposals 2 through 4.

Important, page 6

3. On page 7, we note the following statement: "Remember, you can vote for our three (3)

Nominees only on our WHITE proxy card." Please change the statement so that it refers to two Nominees. Please do the same on page 29.

Reasons for the Solicitation, page 9

4. On page 9, there is a reference to a "0.46% return on average assets recorded by the Company for the fourth quarter of 2022." Please correct the reference to 2022, or advise.

Proposal 1, Election of Directors, page 14

5. On page 17, we note the disclosure related to "substitute nominee(s)." Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Voting and Proxy Procedures, page 20

6. We note the statement at the bottom of page 20 indicating that broker non-votes will be counted for purposes of establishing a quorum. This conflicts with the disclosure in the Company's proxy statement. Please revise, or, alternatively, please provide the legal basis for your conclusion that broker non-votes will be entitled to be cast and therefore counted for purposes of a quorum under Pennsylvania law.

7. On page 21, please correct the reference to "our" executive compensation so that it refers to the Company's executive compensation.

Certain Additional Information, page 25

8. Please advise us if the participants plan on distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

9. The disclosure on page 25 states that information regarding persons who beneficially own more than 5% of shares can be found on Schedule II, but Schedule II discloses only the ownership of the Company's directors and officers. Please revise to include information on the beneficial owners of more than 5%. Please see Item 6(d) of Schedule 14A.

Form of Proxy, page 30

10. We note on the form of proxy the following statement: "There is no assurance that any of

the candidates who have been nominated by the Company will serve as directors if Driver's Nominees are elected." However, none of the Company's candidates *could* serve as directors if Driver's Nominees are elected, as the Driver Nominees would fill all of the Board seats up for election at the 2022 Annual Meeting. To avoid confusion, please remove or revise.

<u>General</u>

11.   We note that you have filed your preliminary proxy materials under the EDGAR header tag of "PREN14A." This header tag is to be used for proxy statements filed by non-management but not for contested solicitations, where the EDGAR header tag "PREC14A" should be used. Please keep this in mind for future reference. Please also ensure that your revised proxy materials are filed under the EDGAR header tag "PRRN14A."

12.   Please do not use capitalized terms without defining them. Accordingly, please provide a definition for "Driver Management."

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions